Exhibit 12—Statement Regarding Computation
of Ratios of Earnings to Fixed Charges

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

(in thousands, except ratios)
Fiscal year	January 29, 2005		January 31, 2004	February 1, 2003		February 2, 2002		February 3, 2001
Interest	$35,965		$38,255	$47,237		$53,709		$59,718
Interest factor in rental expense	20,313		21,269	20,427		21,066		23,162
Capitalized interest	659		—	44		1		489
(a) Fixed charges, as defined	$56,937		$59,524	$67,708		$74,776		$83,369
(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$40,981		$(23,961)	$61,663		$46,734		$(83,456)
Fixed charges	56,937		59,524	67,708		74,776		83,369
Capitalized interest	(659)		—	(44)		(1)		(489)
(b) Earnings, as defined	$97,259		$35,563	$129,327		$121,509		$(576)
(c) Ratio of earnings to fixed charges (b/a)	1.7	x	—	1.9	x	1.6	x	—

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $24.0 and $83.9 million for fiscal years ended January 31, 2004 and February 3, 2001, respectively.